March 20, 2012

Securities and Exchange Commission

Attention:	Kathleen Collins
Mark Shuman
Evan Jacob

Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3720

Re:                               Keynote Systems, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011 -

filed December 13, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011 -

filed February 9, 2012

Form 8-K - filed March 23, 2011

Form 8-K - filed October 21, 2011

File No. 000-27241

Ladies and Gentlemen:

We are writing in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on March 8, 2012. Keynote Systems, Inc. (the “Company”) is providing responses to the comments as set forth below. For the Staff’s convenience, the Company has reproduced the comments below.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial measures and Other Operational Data, page 48

1.                                      We note you disclose various non-GAAP financial measures, which you believe is useful information as an additional means for investors to evaluate your operating performance. Please explain further the reasons why management believes this information is useful to investors and tell us your consideration to disclose these reasons pursuant to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K. In addition, tell us if management uses these non-GAAP measures in managing your business. If so, to the extent material, tell us your consideration to disclose the additional purposes for which management uses these non-GAAP financial measures. We refer you to Item 10(e)(1)(i)(D) of Regulation S-K and Question 102.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

We believe that these non-GAAP measures are similar to the metrics disclosed by other companies in the technology industry, and therefore include them in our earnings announcement and, more recently, in our other periodic reports filed under the Securities Exchange Act. As noted in the Company’s Annual Report on Form 10-K, the non-GAAP measures provide additional means for management and investors to measure and evaluate the performance of our business. We also inform you that the “adjusted EBITDA” metric has been used in the past, and is currently, one of the corporate targets of our bonus plan. In future SEC filings the Company will add the following clarifying language:

We also consider certain financial measures that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), including Non-GAAP net income, Non-GAAP net income per share, Adjusted EBITDA, free cash flow, and other operational data in managing and measuring the performance of our business. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance against other technology companies and enhancing an overall understanding of our past financial performance, as they help illustrate underlying trends in our business that could otherwise be masked by the effect of the non-cash expenses that we exclude in these non-GAAP financial measures. Furthermore, we use Adjusted EBITDA to establish budgets and bonus compensation targets for managing our business and evaluating our performance. The Non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. However, we believe that this non-GAAP information is useful as an additional means for investors to evaluate our operating performance, when reviewed in conjunction with our GAAP financial statements. Therefore, these measures should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and because these amounts are not determined in accordance with GAAP, they should not be used exclusively in evaluating our business and operations.

2.                                      Please explain further the non-GAAP adjustment for “cash taxes paid (net of refunds)” and tell us how it is used in your performance measure of non-GAAP net income.

“Cash taxes paid (net of refunds)” consists of payments made to tax authorities less any refunds received from tax authorities related to income taxes. This amount is consistent with the supplemental cash flow disclosure reported in our Consolidated Statements of Cash Flows. Our provision for income taxes differs significantly from cash taxes paid (net of refunds), historically due in part to the valuation allowance reversal and prospectively due to net operating loss carryforwards which have been recorded as deferred tax assets. Management and our investors view cash taxes paid as more meaningful than the provision for income taxes as a measure to compare performance against prior periods and in evaluating our operations. Accordingly, our non-GAAP net income performance measure excludes the provision for income taxes and includes cash taxes paid (net of refunds).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (2). Revenue Recognition, page 68

3.                                      We note your disclosure that you enter into multiple element arrangements that generally consist of: 1) monitoring systems combined with maintenance, installation and other consulting services, and 2) subscription services combined with engagement services which include LoadPro and WebEffective. Please tell us whether you consider the consulting services and engagement services included in these arrangements to be separate units of accounting and whether you allocate revenue to these units based on relative selling price.

We consider consulting services and engagement services associated with multiple element arrangements to be separate units of accounting. The consulting services sold with monitoring systems primarily consist of training and on-site management services to provide technical knowledge of the features and functionalities of the monitoring systems. LoadPro is a self-enabled Web load testing service utilizing our proprietary technology that can be supplemented by an engagement for our load testing expertise. WebEffective is our on-demand hosted service for conducting in-depth customer web site usability studies. LoadPro and WebEffective can be purchased and used by customers on a self-service basis. Given that these deliverables have standalone value as they are sold separately by the Company, and there are no customer-negotiated refunds or return rights for the delivered elements, the best estimated selling price (“BESP”) has been established for each deliverable and revenue is allocated to the units of accounting based on relative selling price. As described in Note 2 to the consolidated financial statements in our Annual Report on Form 10-K, when applying the relative selling price method, the Company determines the selling price for each deliverable using its BESP.

Note (9). Commitments and Contingencies

Legal Proceedings, page 90

4.                                      We note your discussion of specific litigations to which the company is currently involved. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for your outstanding legal proceedings, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures for the other legal proceedings, claims and litigations referred to in Note 9. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Pursuant to ASC 450, we regularly evaluate the probability of a potential loss of all our litigation, claims or assessments to determine whether a liability has been incurred. If a potential loss is determined by us to be probable, and the amount of the loss can be reasonably estimated, we established an accrual for the litigation, claim or assessment. If it is determined that a potential loss for the litigation, claim or assessment is less than probable, we assess whether a potential loss is reasonably possible, and disclose an estimate of the possible loss or range of loss; provided, however, if a reasonable estimate cannot be made, we provide a disclosure to that effect.

On at least a quarterly basis, we confer with outside counsel and meet to evaluate all current litigation, claims or assessments in which the Company is involved. During these meetings, we discuss all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the opinions of legal counsel and other advisors related to each proceeding; (iv) our experience or the experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) whether there is uncertainty as to the outcome of pending appeals or motions; and (ix) whether there are significant factual issues to be resolved. At these meetings, we conclude: 1) whether accruals are required for each matter because a potential loss is determined to be probable and the amount of loss can be reasonably estimated; 2) whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible; or 3) whether a reasonable estimate cannot be made for a matter.

With respect to the specific litigation to which the Company is currently involved, as described in Note 9 to our consolidated financial statements in our Annual Report on Form 10-K, we believe that a loss, if any, is not probable and cannot be reasonably estimated, for the following reasons:

1)              Class action lawsuit and global settlement (the “August 2001 litigation”) described in the first two paragraphs of Note 9: The gross amount of the settlement allocated to Keynote, including its underwriter, was approximately $930,000. The amount paid by the insurers for the issuers relative to the amounts paid by the insurers of the underwriters was not publicly disclosed. What was publicly disclosed was that the portion of the settlement that was allocated to the issuers will be paid by their insurers and that the majority of the settlement amount was allocated to the underwriters. In March 2009, our insurers agreed to pay Keynote’s pro rata portion of the settlement not funded by the underwriters under our insurance policy, under which our insurers had previously acknowledged coverage. Therefore, the Company bears no financial liability. Approval of this settlement occurred in October 2009. As described in Note 9, several objectors filed notices of appeal. Although the District Court has granted final approval of the settlement agreement, there can be no guarantee that it will not be reversed on appeal. We have not been privy to the allocation of our pro rata portion of the settlement between our insurers and our underwriter’s insurers. Additionally, at this time we have not been able to reasonably estimate the amount of the settlement assigned to us. Therefore, we do not believe the requirements for an accrual under ASC 450-20-25-2 were met. Furthermore, our insurance carriers are well-capitalized and, as such, we believe they have the ability, along with the obligation, to pay that portion of the $930,000 settlement assigned to Keynote.

2)              October 2007 lawsuit captioned Simmonds v. JPMorgan Chase & Co., et al, described in the third paragraph of Note 9: The suit named the Company as a nominal defendant, contained no claims against the Company, and sought no relief from the Company. This lawsuit was one of more than fifty similar actions filed in the same court. On June 27, 2011, the Supreme Court granted the petition of the underwriter defendants and denied plaintiff’s petition. Oral argument was heard in the Supreme Court on November 29, 2011. We are not able to reasonably estimate a range of possible loss for this matter. Further, we anticipate that any amounts that may eventually be sought against us, and for which we are ultimately deemed to be liable, will be paid by our insurance carriers.

Accordingly, we believe that our disclosures related to the specific litigation described in Note 9 are appropriate.

In our opinion, the other legal proceedings, claims, and litigation that the Company is subject to, do not warrant additional disclosure either because the likelihood of losses arising from them are remote or due to the speculative nature of these claims, we cannot reasonably estimate a range of loss. However, we will provide in future filings a specific and comprehensive discussion, including an estimate of the range of possible losses, if a claim is more than remote and the loss is estimable.

5.                                      We note your disclosure where you state management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on your consolidated financial position, results of operations, or cash flows. Please clarify what you mean by “ultimate costs.” For instance, tell us whether you are referring to the legal costs to defend these matters, the settlement costs, if any, paid to resolve such matters, a combination of such costs or something else.

We intended “ultimate costs” to consist of the legal fees and settlement costs that are required for a litigation matter from its commencement to final disposition or settlement. In future SEC filings, to the extent the Company discusses other legal proceedings, the Company will add the following clarifying language:

The Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs (legal fees and settlement costs) to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Condensed Consolidated Statements of Operations, page 5

6.                                      We note from your disclosures on page 27 that system license revenues were approximately 17% of total revenue for the quarter ended December 31, 2011. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs on the face of your consolidated statements of operations.

We believe the presentation of net revenue and costs of revenue in the condensed consolidated statement of operations for the quarter ended December 31, 2011 complies with Rule 10-01(a)(3) for interim financial statement presentation purposes. We separately report the breakout between product revenues and service revenues in Note 4, which we believe provides a meaningful presentation to the users of our interim financial statements. For purposes of our annual consolidated financial statements for the year ending September 30, 2012, we intend to separately present product and service revenues and costs of revenue on the face of the consolidated statement of operations, pursuant to Rule 5-03 (b) (1) and (2), given that we anticipate that system license revenues, which represents product revenues, will exceed 10% of total consolidated revenue for the year.

Notes to Condensed Consolidated Financial Statements

Note (3). Business Combination

Fair Value of Consideration Transferred, page 8

7.                                      We note you recorded a $2.0 million liability for contingent consideration related to the DeviceAnywhere acquisition on October 18, 2011, which you subsequently reversed during the quarter ended December 31, 2011 resulting in the recognition of a $2.0 million gain for the change in the fair value of acquisition-related contingent consideration. Please explain further how you determined that the change in the fair value of the contingent consideration from October 18, 2011 to December 31, 2011 represented a change that should be reflected in earnings versus a change in the provisional amounts during the measurement period that would instead be reflected as an adjustment to the amount of goodwill recognized in the transaction. Specifically tell us how you considered the guidance in ASC 805-10-25-13 through 25-19 and ASC 805-10-30-3 in your accounting for the contingent consideration.

As described in Note 3 to our condensed consolidated financial statements in our Form 10-Q for the quarterly period ended December 31, 2011, under the terms of the merger agreement, the former stockholders of DeviceAnywhere could receive additional payments (“acquisition-related contingent consideration”) totaling up to $30 million in cash based on achievement of earnout targets. The “2011 earnout” of up to $15 million in cash was based on achievement of certain DeviceAnywhere revenue and EBITDA targets for the period from January 1, 2011 through December 31, 2011. The “2012 earnout” of up to $15 million in cash required achievement of 1) certain booking targets for the period from September 1, 2011 through December 31, 2011 and 2) revenue and EBITDA targets for the period from January 1, 2012 through December 31, 2012.

ASC 805-30-25-5 indicates that the acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree. Additionally, ASC 805-30-35-1 states in part, “Some changes in the fair value of contingent consideration that the acquirer recognizes after the acquisition date may be the result of additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date. Such changes are measurement period adjustments in accordance with paragraphs 805-10-25-13 through 25-18 and Section 805-10-30. However, changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price, or reaching a milestone on a research project, are not measurement period adjustments. The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows: (b) Contingent consideration classified as an asset or liability shall be remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value shall be recognized in earnings…”

On the acquisition date of October 18, 2011, information for the nine months ended September 30, 2011 was known. Historically, DeviceAnywhere results for the December quarter are more variable than when compared to prior quarters of the calendar year. Based on actual results as of the acquisition date and estimates of the post-acquisition period from the acquisition date to December 31, 2011, we calculated probability weighted outcomes of revenues and EBITDA for calendar year 2011. These calculations resulted in an acquisition date fair value for the 2011 earnout of $2 million. We had all necessary information upon which to estimate the probability weighted outcomes of post-acquisition date results. Based on actual results for calendar year 2011 at December 31, 2011, the acquiree ultimately fell less than 5% short of the minimum revenue threshold and only 7% short of the probability weighted revenue outcome, providing support that the initially determined acquisition-date fair value was reasonable. Because the difference between the acquisition-date fair value as calculated by the probability weighted outcomes and the actual revenue and EBITDA for the year ended December 31, 2011 resulted from changes in events after the acquisition date (i.e. post-acquisition date results), we were required by ASC 805-30-35-1 to remeasure the fair value of the 2011 earnout as of December 31, 2011and record the difference in our Statement of Operations.

We determined at the acquisition date based on probability weighted outcomes that the 2012 earnout would not be achieved. Therefore, no liability was established at the acquisition date for the 2012 earnout. As the bookings target for the period from September 1, 2011 through December 31, 2011 was not achieved, no payment will be made related to the 2012 earnout.

We considered the guidance in ASC 805-10-25-13 through 25-19 and ASC 805-10-30-3. However, that guidance does not permit an acquirer to use hindsight to true up the value of contingent consideration related to changes in estimates of post-acquisition revenue or earnings targets. We did consider ASC 805-10-30-2, which requires the acquirer to consider all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date. We had all necessary information upon which to base our estimate of the post-acquisition date results, and the contingent consideration pertained to revenue and EBITDA targets for post-acquisition periods. Therefore, we concluded the change resulted from events after the acquisition date and, as such, was not a measurement period adjustment. In accordance with ASC 805-30-35-1(b), we recorded the resulting change in fair value in earnings.

Form 8-K filed March 23, 2011

8.                                      It does not appear that you have filed an amended Form 8-K indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials pursuant to Item 5.07(d) of Form 8-K. Please advise.

On March 19, 2012, we filed an amendment to our Form 8-K indicating how frequently the Company will include a shareholder vote on the compensation of executives in its proxy materials.

Form 8-K Filed October 21, 2011

9.                                      You do not appear to have filed Schedule A to the agreement and plan of merger. Schedule A contains the performance metrics for the earnout payment, and this information does not appear to be otherwise disclosed in the agreement or disclosure document. Please explain how you determined that this schedule does not contain information that is material to an investment decision, or include the schedule as an exhibit to an amended Form 8-K. See Item 601(b)(2) of Regulation S-K.

We do not believe that the contents of Schedule A are material to an investment decision. Schedule A contains a description of the “earnout” targets for the calendar year ended December 31, 2011 as well as for the calendar year ended December 31, 2012. As noted in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011, the 2011 and 2012 earnout targets were not met. On a quarterly basis, we are required to estimate the fair value of contingent consideration and disclose any changes in the estimate in our financial statements, and therefore investors are informed of our current assessment of the likelihood of an earnout payment being made. Additionally, while we disclosed the maximum amount of any potential earnout payment, we do not believe that the specific targets are material to investors because the Company does not separately report financial information for the acquired products. Accordingly, the Company does not believe that disclosing the specific targets from Schedule A would provide investors with additional material information.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Keynote Systems, Inc.

By:	/s/ Curtis H. Smith
Curtis H. Smith
Chief Financial Officer

cc:	Umang Gupta
David Peterson
Matthew Quilter, Esq.
Jeffrey Vetter, Esq.
Brian Baer